TRIO RESOURCES, INC.

February 15, 2013

Asia Timmons-Pierce

Staff Attorney

Security Exchange Commission

Washington, D.C. 20549

Dear Ms. Timmons-Pierce; Re: File No. 333-178472

We acknowledge receipt of the Security Exchange Commission’s comment letter on the Form 8K that was filed under the name of Allied Technologies Group, Inc. dated January 11, 2013.

We have previously been granted an extension to February 15, 2013 to file a response letter and amended 8K.

Further to our conversation this morning this letter is to confirm a further extension to February 25, 2013 to allow for review by our lawyers and accountants.

If required the writer can be reached at 416-500-4818.

Thank you for your consideration of this request.

Yours truly,

Donald J. Page, CPA, CA

Chief Financial Officer

Trio Resources, Inc.

c.c.	Pamela A. Long, Assistant Director, SEC

Duncan Reid, CEO, Trio Resources, Inc.